UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-284195) and Form S-8 (Registration Nos. 333-271941 and 333-266333).

Bioceres Crop Solutions Announces Appointment of Chief Financial Officer and Changes to Board of Directors

Bioceres Crop Solutions Corp. (the “Company”) today announced the appointment of its chief financial officer and changes to the composition of the board of directors of the Company (the “Board of Directors”).

Ezequiel Simmermacher is being appointed as the Company’s chief financial officer, with effect from January 5, 2025, and Duraiswami (“D”) Narain has been appointed as a member of the Board of Directors, effective December 29, 2025.

Mr. Simmermacher has served as director of operational excellence & business development for South America at CHS Inc. since 2024. In this role, he oversaw the design and execution of strategic growth initiatives for South America. Mr. Simmermacher previously served as regional finance director for South America at CHS Inc. from 2022 to 2024 and as chief financial officer for the Southern cone region (comprising Argentina, Paraguay and Uruguay) from 2016 to 2022 and other finance roles at CHS Inc. since 2012. Prior to joining CHS Inc., Mr. Simmermacher worked at Monsanto and other agribusiness companies in Argentina. Mr. Simmermacher also served since 2020 as a director of Sitio 0 de Quequén S.A. Mr. Simmermacher received an Executive MBA from IAE Business School and a degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires.

Mr. Narain has served as a non-executive director of RiceTec, Inc. since 2025 and as an independent non-executive director of Medi Assist Healthcare Services Ltd. since 2024. Mr. Narain is also a founding partner of AgVaya an organisation that collaborates with agri businesses, food companies and developmental organizations to create sustainable opportunities and drive growth in smallholder agricultural markets. Mr. Narain served as vice chairman, managing director and chief executive officer of Bayer CropScience Limited from December 2018 to October 2023, and concurrently as president at Bayer South Asia and global head of smallholder farming at Bayer. He previously served as vice president and treasurer of Monsanto Company from November 2015 to October 2018, and held various senior finance and commercial roles at Monsanto from 1998, including chief executive officer of Monsanto’s India region. Mr. Narain received an MBA from the Kellogg School of Management at Northwestern University, is a chartered accountant from the Institute of Chartered Accountants of India, and holds a Bachelor of Commerce degree from the University of Madras.

Natalia Zang, who has served as a director since February 2019, has resigned from the Board of Directors with effect from December 26, 2025. The Company sincerely appreciates Ms. Zang’s years of dedicated service to the Board of Directors and the experience and expertise she provided to the Company and its shareholders, with contributions which have been instrumental in guiding the Company through a period of significant growth and transformation. Mr. Narain will fill the resulting vacancy and will serve on the committees previously composed by Ms. Zang, including as chair of the audit committee.

The Company currently expects to mail the proxy materials to its shareholders in January 2026 and to hold its annual general meeting as soon as practical thereafter. The Company intends to propose the reappointment of the current members of its Board of Directors to serve as directors through its 2027 annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: December 31, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer